Exhibit 99.1

21Vianet Announces Launch of Proposed Follow-on Offering of 17,000,000 American Depositary Shares

BEIJING, August 24, 2020 (GLOBE NEWSWIRE) —  21Vianet Group, Inc. (“21Vianet” or the “Company”) (Nasdaq: VNET), a leading carrier-neutral and cloud-neutral data center services provider in China, today announced that it intends to offer and sell 17,000,000 American depositary shares (“ADSs”), each representing six of its Class A ordinary shares (the “Proposed Offering”), subject to market and other conditions, in an underwritten public offering. The underwriters will have a 30-day option to purchase up to an aggregate of 2,550,000 additional ADSs from 21Vianet.

21Vianet expects to use approximately 80% of the net proceeds from this offering to expand the Company’s data center infrastructure by organic growth and strategic acquisitions; and the remaining for research and development and other general corporate purposes including debt repayment.

Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Jefferies LLC are acting as joint book-running managers for the Proposed Offering.

The securities described above are being offered by 21Vianet under the Company’s shelf registration statement on Form F-3 which was filed by 21Vianet with the Securities and Exchange Commission (the “SEC”) and automatically became effective as of July 23, 2020. A preliminary prospectus supplement related to the Proposed Offering has been filed with the SEC. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from: Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, NY 10010 3629, United States of America, Attention Prospectus Department; Morgan Stanley &. Co. LLC, 2nd Floor, 180 Varick Street, New York, NY 10014, United States of America, Attention Prospectus Department; or Jefferies LLC, 520 Madison Avenue, 2nd Floor, New York, NY 10022, United States of America, Attention Equity Syndicate Prospectus Department.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the SEC, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the SEC. All information provided in this press release is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com